UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 3)

AVIDXCHANGE HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.001

par value per share

(Title of Class of Securities)

05368X102

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05368X102	13G	Page 2 of 9 Pages

1	Names of Reporting Persons Bain Capital Venture Fund 2014, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock
	6	Shared Voting Power 1,325,410 shares of Common Stock
	7	Sole Dispositive Power 0 shares of Common Stock
	8	Shared Dispositive Power 1,325,410 shares of Common Stock
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,325,410 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.6%
12	Type of Reporting Person PN

CUSIP No. 05368X102	13G	Page 3 of 9 Pages

1	Names of Reporting Persons Bain Capital Venture Coinvestment Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock
	6	Shared Voting Power 1,787,496 shares of Common Stock
	7	Sole Dispositive Power 0 shares of Common Stock
	8	Shared Dispositive Power 1,787,496 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,787,496 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.9%
12	Type of Reporting Person PN

CUSIP No. 05368X102	13G	Page 4 of 9 Pages

1	Names of Reporting Persons BCIP Venture Associates
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock
	6	Shared Voting Power 337,951 shares of Common Stock
	7	Sole Dispositive Power 0 shares of Common Stock
	8	Shared Dispositive Power 337,951 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 337,951 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 0.2%
12	Type of Reporting Person PN

CUSIP No. 05368X102	13G	Page 5 of 9 Pages

1	Names of Reporting Persons BCIP Venture Associates-B
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0 shares of Common Stock
	6	Shared Voting Power 19,092 shares of Common Stock
	7	Sole Dispositive Power 0 shares of Common Stock
	8	Shared Dispositive Power 19,092 shares of Common Stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 19,092 shares of Common Stock
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11	Percent of Class Represented by Amount in Row 9 Less than 0.1%
12	Type of Reporting Person PN

CUSIP No. 05368X102	13G	Page 6 of 9 Pages

Item 1(a)	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is AvidXchange Holdings, Inc. (the “Issuer”).

Item 1(b)	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Issuer are located at 1210 AvidXchange Lane, Charlotte, North Carolina 28206.

Item 2(a)	Name of Person Filing

This Schedule 13G is being filed jointly by Bain Capital Venture Fund 2014, L.P., a Cayman Islands exempted limited partnership (“BCV Fund 2014”), Bain Capital Venture Coinvestment Fund, L.P., a Cayman Islands exempted limited partnership (“BCV Coinvest Fund”), BCIP Venture Associates, a Delaware limited partnership (“BCIP Venture”), and BCIP Venture Associates-B, a Delaware limited partnership (“BCIP Venture-B” and, together with BCV Fund 2014, BCV Coinvest Fund and BCIP Venture, the “Reporting Persons”).

Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the general partner of (i) Bain Capital Venture Partners 2014, L.P., a Cayman Islands exempted limited partnership (“BCV Partners 2014”), which is the general partner of BCV Fund 2014, and (ii) Bain Capital Venture Coinvestment Partners, L.P., a Cayman Islands exempted limited partnership (“BCV Coinvest Partners”), which is the general partner of BCV Coinvest Fund.

Boylston Coinvestors, LLC, a Delaware limited liability company (“Boylston” and, together with the Reporting Persons, BCVI, BCV Partners 2014 and BCV Coinvest Partners, the “Bain Capital Venture Entities”), is the managing partner of each of BCIP Venture and BCIP Venture-B.

The governance, investment strategy and decision-making process with respect to investments held by the Reporting Persons is directed by the Executive Committee of BCVI, which consists of Enrique Salem and Ajay Agarwal.

As a result, each of BCVI and Messrs. Salem and Agarwal may be deemed to share voting and dispositive power with respect to the securities held by the Reporting Persons.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 14, 2024, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) promulgated under the Act.

Item 2(b)	Address of Principal Business Office or, if None, Residence

The principal business address for each of the Bain Capital Venture Entities and Messrs. Salem and Agarwal is 200 Clarendon Street, Boston, Massachusetts 02116.

Item 2(c)	Citizenship

BCV Fund 2014, BCV Coinvest Fund, BCV Partners 2014 and BCV Coinvest Partners are each organized under the laws of the Cayman Islands. BCVI, Boylston, BCIP Venture and BCIP Venture-B are each organized under the laws of the State of Delaware. Messrs. Salem and Agarwal are citizens of the United States.

Item 2(d)	Title of Class of Securities

The class of securities of the Issuer to which this Schedule 13G relates is Common Stock, $0.001 par value per share (“Common Stock”).

CUSIP No. 05368X102	13G	Page 7 of 9 Pages

Item 2(e)	CUSIP Number

The CUSIP number of the Common Stock is 05368X102.

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4	Ownership

(a) Amount beneficially owned:

As of the close of business on September 30, 2024, BCV Fund 2014 held 1,325,410 shares of Common Stock, representing approximately 0.6% of the outstanding shares of Common Stock, BCV Coinvest Fund held 1,787,496 shares of Common Stock, representing approximately 0.9% of the outstanding shares of Common Stock, BCIP Venture held 337,951 shares of Common Stock, representing approximately 0.2% of the outstanding shares of Common Stock, and BCIP Venture-B held 19,092 shares of Common Stock, representing less than 0.1% of the outstanding shares of Common Stock.

As a result of the foregoing and the relationships described in Item 2(a) of this Schedule 13G, the Reporting Persons may be deemed to collectively beneficially own an aggregate of 3,469,949 shares of Common Stock, representing approximately 1.7% of the outstanding shares of Common Stock.

The percentage of the outstanding shares of Common Stock held by the Reporting Persons is based on 207,845,629 shares of Common Stock issued and outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 2, 2024.

(b) Percent of class:

See Item 4(a) hereof.

(c) Number of shares as to which the person has:

CUSIP No. 05368X102	13G	Page 8 of 9 Pages

(i) Sole power to vote or to direct the vote:

0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

BCV Fund 2014	1,325,410 shares of Common Stock

BCV Coinvest Fund	1,787,496 shares of Common Stock

BCIP Venture	337,951 shares of Common Stock

BCIP Venture-B	19,092 shares of Common Stock

(iii) Sole power to dispose or to direct the disposition of:

0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

BCV Fund 2014	1,325,410 shares of Common Stock

BCV Coinvest Fund	1,787,496 shares of Common Stock

BCIP Venture	337,951 shares of Common Stock

BCIP Venture-B	19,092 shares of Common Stock

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certifications

Not applicable.

CUSIP No. 05368X102	13G	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

Dated: November 14, 2024	Bain Capital Venture Fund 2014, L.P.

	By:	Bain Capital Venture Partners 2014, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Partner

Bain Capital Venture Coinvestment Fund, L.P.

	By:	Bain Capital Venture Coinvestment Partners, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Partner

BCIP Venture Associates

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Authorized Signatory

BCIP Venture Associates-B

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
		Name:	Matthew C. Harris
		Title:	Authorized Signatory